UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(NOVEMBER 9, 2004)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Press Release - Quarter ended September 30, 2004

2.

Financial Statements for the Three and Nine Months ended September 30, 2004

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended September 30, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: NOVEMBER 9, 2004

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Corp. Announces Third Quarter 2004 Results

Continued Progress Towards 2004 Strategic Objectives

TORONTO, CANADA, November 9, 2004 -- Diversinet Corp. (OTCBB: DVNTF), a leading provider of security management products for the mobile data ecosystem, today announced its third quarter 2004 results.  Revenues for the quarter were $1,730,000, compared to $1,748,000 in the second quarter of 2004.  Revenues for the nine months ended September 30, 2004 were $5,665,000, down nine percent from $6,190,000 in 2003.  These revenues continue to be dominated by professional services provided in the United States.

The net loss for the quarter was $660,000, down from the second quarter of 2004 loss of $1,347,000 and the first quarter of 2004 loss of $1,343,000.  For the nine months ended September 30, 2004, the net loss was $3,351,000 or $0.28 per share, compared to a net loss for the same period in fiscal 2003 of $2,694,000 or $0.48 per share.  The decreased loss per share is largely due to the increase in issued shares resulting from the June 2003 and January 2004 placements.  Cash used in operations for the third quarter was $666,000 and a decrease from the $794,000 used in the second quarter of 2004 and the $1,379,000 used in the first quarter of 2004.  EBITDA* before stock-based compensation expense and gain on disposition of promissory note for the quarter was $(471,000) compared to $(997,000) in the second quarter of 2004 and $(960,000) for first quarter of 2004.  Cash and short term investments at quarter end was $972,000 compared to $1,663,000 in June 2004 and $2,463,000 in March 2004.  During the second quarter of 2004, the company implemented cost reductions in operating expenses which are now being seen in the third quarter results, a $237,000 operating expense savings.

“Our early adopter customers and partners have demonstrated increased interest in mobile security management, aligned with the capabilities of the Passport Trust Platform,” said Nagy Moustafa, president and CEO of Diversinet.  “We continue to make progress in simplifying the delivery of mobile device security with the Passport Trust Platform, envisioning the balance of our revenue base to begin shifting towards core mobile security revenues through 2005.”

During the quarter, Diversinet has continued to focus upon embedding the Passport™ Trust Platform into the mobile data ecosystem through implementing a partnership centered go-to-market strategy with:

•

Application Providers: 3rd party, ASP providers, enterprise owners.

•

Device Providers: Handset, operating system, and chip providers.

•

Service Providers: Wireless carriers, security providers.

As the major players in the ecosystem, application providers, device providers, and service providers all have need to incorporate security management into their offerings, Diversinet remains positioned as a leading provider of such infrastructure and is highly focused upon enabling these market players.

Diversinet has made progress towards key strategic objectives during the quarter by establishing customer relationships and advancing partnerships for distribution of the Passport Trust Platform as follows:

•

BlackBerry Secure Email Solution Pilot: Diversinet established a contract with a major North American financial institution for a secure email pilot using BlackBerry devices from RIM.  This pilot utilizes Diversinet’s Passport Trust Platform Provisioning Server and Mobile Client to enable secure end-to-end email for an internal community of business users.  The Diversinet offering enables the financial institution’s users to comply with regulatory issues around privacy and security of email communications on mobile devices.

•

VeriSign and Diversinet Collaborate for Strong Authentication on Mobile Devices: VeriSign and Diversinet showcased the industry’s first one-time password (OTP) authentication solution on the RIM BlackBerry® Handheld based on the OATH Reference Architecture utilizing Verisign’s Unified Authentication Services. Strong authentication, which requires users to possess additional, physical hardware in addition to a password, is an essential component in protecting against the various forms of security attacks prevalent today.  With over 1 billion individuals globally already carrying mobile devices, the mobile phone becomes a natural and ubiquitous platform for strong authentication. Demonstrations of this solution were held in late October at the CTIA Wireless IT and Entertainment conference and the Digital ID World conference, confirming market receptiveness towards strong authentication using a mobile device.

•

CITIC Pacific Strategic Partnership for Greater China: Diversinet announced a sales and marketing agreement with CPCNet, a CITIC Pacific company, for distribution of the Passport Trust Platform throughout Greater China.  This agreement allows CPCNet to distribute Diversinet Passport Trust Platform products while providing Diversinet with potential revenue streams through license deals, subscription pricing, and/or transaction services. As a result of sound progress with CPCNet within this quarter, Diversinet has consolidated its Asian operations within CPCnet.

The company is currently engaged in a private placement to raise additional equity capital to meet its development and operational needs.

# # #

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.

*EBITDA is defined as operating revenues less cash operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization.  Diversinet uses EBITDA, among other measures, to assess the operating performance of its ongoing business, and applies the use of such measure consistently from quarter to quarter.  The term EBITDA does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore may not be comparable to similarly titled measures presented by other companies.  EBITDA should not be construed as the equivalent of net cash flows from operating activities.

For additional information:

David Hackett, CFO

Diversinet Corp.

416-756-2324

www.diversinet.com

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	September 30	December 31
	2004	2003
	$	$
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	521,670	722,569
Short-term investments	450,670	1,243,960
Accounts receivable	615,156	1,081,760
Other receivables	69,797	85,748
Prepaid expenses	127,279	375,009
Total current assets	1,784,572	3,509,046
Capital and intangible assets, net	1,605,209	2,182,531
Goodwill	5,311,932	5,311,932
Total assets	8,701,713	11,003,509

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	765,413	899,644
Accrued liabilities	689,751	1,351,400
Current portion of promissory note	-	300,000
Notes payable	7,674	28,192
Deferred revenue	121,100	477,449
Total current liabilities	1,583,938	3,056,685
Promissory note	-	300,000
Total liabilities	1,583,938	3,356,685

Shareholders’ equity
Share capital	51,508,222	49,191,482
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Share purchase warrants	1,467,972	1,331,652
Contributed surplus	681,545	126,173
Deficit	(45,019,243)	(41,481,762)
Total shareholders’ equity	7,117,775	7,646,824
Total liabilities and shareholders’ equity	8,701,713	11,003,509

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
[in United States dollars]
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	$	$	$	$

REVENUE	1,730,191	2,606,000	5,665,081	6,189,602
Cost of sales	1,091,756	1,957,469	4,143,848	4,877,853
Gross margin	638,435	648,531	1,521,233	1,311,749

EXPENSES
Research and development	302,035	425,904	943,986	828,879
Sales and marketing	411,549	374,807	1,463,918	1,273,708
General and administrative	395,427	485,773	1,541,015	1,534,765
Stock based compensation	170,265	-	504,805	-
Depreciation and amortization	191,984	80,284	599,683	422,308
Other (note 3)	(171,000)	-	(171,000)	-
	1,300,260	1,366,768	4,882,407	4,059,660
Loss before the following	(661,825)	(718,237)	(3,361,174)	(2,747,911)
Interest (income)	(1,350)	(17,215)	(10,580)	(53,522)
Loss for the period	(660,475)	(701,022)	(3,350,594)	(2,694,389)

Basic and diluted loss per share	(0.05)	(0.07)	(0.28)	(0.48)

Weighted average common shares outstanding	12,232,941	10,022,471	12,114,891	5,667,528

Deficit, beginning of period	(44,358,768)	(37,857,055)	(41,481,762)	(35,863,688)
Adjustment for cumulative effect of change in accounting for stock based compensation	-	-	(186,887)	-
Adjusted deficit, beginning of period	(44,358,768)	(37,857,055)	(41,668,649)	(35,863,688)
Loss for the period	(660,475)	(701,022)	(3,350,594)	(2,694,389)
Deficit, end of period	(45,019,243)	(38,558,077)	(45,019,243)	(38,558,077)

See accompanying notes to interim consolidated financial statements.

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2004	2003	2004	2003
	$	$	$	$

OPERATING ACTIVITIES
Loss for the period	(660,475)	(701,022)	(3,350,594)	(2,694,389)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	191,984	80,284	599,683	422,308
Stock-based compensation expense	170,265	-	504,805	-
Other (note 3)	(171,000)		(171,000)
Unrealized foreign exchange loss	-	128,272	-	166,664
Changes in non-cash working capital items related to operations:
Accounts receivable and other receivables	366,405	207,246	482,555	1,794,867
Prepaid expenses	2,686	88,991	247,730	284,057
Accounts payable and accrued liabilities	(229,162)	65,439	(795,880)	(121,970)
Deferred revenue	(337,154)	83,350	(356,349)	90,920
Cash used in operating activities	(666,451)	(47,440)	(2,839,050)	(57,543)

FINANCING ACTIVITIES
Issue of common shares, common purchase options, warrants for cash net of issuance costs	-	-	2,337,740	2,759,581
Notes payable	(9,018)	12,257	(20,518)	(924,565)
Deferred financing costs	-		-	(13,474)
Promissory notes payable	-	(25,180)	(450,000)	(110,513)
Bank indebtedness	-	-	-	(240,979)
Cash provided by (used in) financing activities	(9,018)	(12,923)	1,867,222	1,470,050

INVESTING ACTIVITIES
Short-term investments	499,173	668,863	793,290	(817,839)
Net of cash received (paid) on acquisitions	-	(299,992)	-	(541,371)
Net addition, disposal to capital assets	(15,684)	74,052	(22,361)	109,344
Cash provided by (used in) investing activities	483,489	442,923	770,929	(1,249,866)

Net increase in cash and cash equivalents during the period	(191,980)	382,560	(200,899)	162,641

Cash and cash equivalents, beginning of the period	713,650	279,950	722,569	499,869

Cash and cash equivalents, end of the period	521,670	662,510	521,670	662,510

See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in US dollars)
Three and nine months ended September 30, 2004

Diversinet Corp (the “Company”), an Ontario corporation, develops and markets secured wireless and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplaces.

1. Future Operations

These interim financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business.  Certain conditions and events exist that cast doubt on the Company’s ability to continue as a going concern.

The Company has incurred significant losses and used significant amounts of cash in operating activities in recent years.  The Company believes that our cash and cash equivalents and short term investments as at September 30, 2004 of $972,000 may be insufficient to meet its short-term working capital requirements for the remainder of the fiscal year.

Continued operations depend upon the Company’s ability to generate future profitable operations and/or obtain additional financing to fund future operations and, ultimately, to generate positive cash flows from operating activities.  There can be no assurance that the Company will be successful in obtaining additional financing.

Should the Company be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate.  These interim financial statements do not include any adjustments related to the valuation or classification of recorded asset amounts or the amounts or classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2. Significant accounting policies
a) Basis of presentation

In the opinion of management, the unaudited interim consolidated financial statements of the Company have been prepared, except for the change in accounting for stock-based compensation described in note 2(c), on a consistent basis with the December 31, 2003 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2004 and the statements of loss and deficit and cash flows for the nine and three months ended September 30, 2004 and September 30, 2003, respectively, in accordance with Canadian generally accepted accounting principles (GAAP).  The disclosures contained in these unaudited financial statements do not include all requirements of GAAP for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003.

In 2003, Diversinet changed its year end from October 31 to December 31.  As a result the comparative interim financial statements are for the three and nine months ended September 30, 2003 as compared to the previously issued financial statements for the three and nine months ended July 31, 2003.

b) Goodwill

The Company uses the purchase method of accounting for business combinations.  The Company evaluates all business combinations for intangible assets that must be recognized and reported apart from goodwill.  Goodwill acquired in business combinations after June 30, 2001 is not amortized and will be tested for impairment on at least an annual basis, or when certain triggering events occur.  In fiscal 2004, this annual impairment test will be completed effective at December 31, 2004.

c) Stock-based compensation

Effective January 1, 2004, Canadian GAAP requires the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options.  In accordance with the transition rules, the Company has retroactively adopted this change without re-statement of prior years and has determined the fair value of stock options granted to employees since November 1, 2002, using the Black-Scholes Option Pricing Model, and recorded an adjustment to opening deficit at January 1, 2004 in the amount of $186,887, representing the expense for the 2003 fiscal year.  The offset to the charge to deficit is an increase in the contributed surplus.  For the nine months ended September 30, 2004, an expense with respect to stock-based compensation in the amount of $504,805 has been recorded.

3. Acquisitions

In January 2003, the Company acquired 100% of the outstanding shares of DSS Software Technologies, a consulting services provider.  Consideration on the acquisition in the form of a promissory note in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 was replaced during fiscal 2004 by the issuance of 200,000 Diversinet shares and cash payment of $50,000 in February 2004 and a promissory note of $150,000.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.

During the quarter the Company settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000, which was recorded as ‘other’ in the statement of operations.  Additional future cash considerations of $800,000 based on achievement of certain financial targets were also eliminated.

4. Interest in joint venture

On June 4, 2001, the Company entered into an agreement with an Asian company to establish a joint venture to conduct certain of the Company’s Asian activities.  Each party holds a 50% interest in the joint venture.  These financial statements reflect the Company’s proportionate interest in the joint venture’s assets, liabilities, revenue and expenses.  During the second quarter, the Company received notification from the other joint venture partner of their intent to terminate the joint venture agreement and wind up the joint venture.  Once the wind up is complete, the company will record an adjustment to the joint venture’s asset base.

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in the joint venture at September 30, 2004. There were no operations in the joint venture this quarter.

Capital assets				145,234
Total assets				$ 145,234

Accounts payable				112,568
Accrued liabilities				4,006
Total liabilities				$ 116,574

5. Segmented information

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at September 30, 2004, 61% (57%-2003) of the capital assets were located in Canada, 22% (22% -2003) were located in the United States and 17% (21% -2003) in Hong Kong. For the nine month period ending September 30, 2004, two customers contributed 17% and 16% of the total revenue. (Two customers contributed 32% and 23% of total revenue same period in 2003.)

	Three months September 30		Nine months September 30
	2004	2003	2004	2003
	$	$	$	$
REVENUE
United States	1,651,203	2,578,100	5,441,697	5,978,959
Asia	10,000	27,900	41,858	210,643
Canada	63,988	-	71,526	-
Other	5,000	-	110,000	-
	1,730,191	2,606,000	5,665,081	6,189,602

6. Share capital
a) As at September 30, 2004 the following were outstanding
Number of common shares				12,232,941
Number of warrants				2,207,404
Number of common share options granted and outstanding under the Company’s stock option plan				1,123,736

b)  On January 20, 2004, the Company completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants. The Company received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00 and 600,000 at $2.05.  Each warrant entitles the holder thereof to acquire one common share for a period of three years.

7. Stock based compensation

a) During the nine months ended September 30, 2004 the Company recorded compensation expense of $504,805 related to stock options and warrants granted to employees and other consultants.  As a result of opening adjustment and expense for the period, $555,371 has been recorded in contributed surplus and $136,321 in share purchase warrants.

b) In the three and nine months ended September 30, 2003, based on stock options issued on or after November 1, 2002, the stock based compensation expense for this period would have been $70,931 and $154,982, respectively, and pro forma loss for the three and nine months ended September 30, 2003 would have been $771,954 and $2,849,371, respectively.

c)  There have been options granted for the three months ended September 30, 2004.  The weighted average estimated fair value at the date of the grant for options granted for the three months ended September 30, 2004 was $1.20.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three and Nine Months		Three and Nine Months Ended
	September 30, 2004		September 30, 2003
Risk-free interest rate	3.092		3.092
Volatility factor of the future expected market price	150%		150%
Weighted average expected life of options	3 years		3 years

Management’s Discussion and Analysis of Financial Condition and Results of Operations

When used herein, the words “may”, “will”, “expect”, “anticipate”, “continue”, “estimate”, “project”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company’s future plans of operations, business strategy, operating results and financial position.  All statements, other than statements of historical facts, included or incorporated by reference in this Form 6-K which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company’s business and operations, and other such matters are forward-looking statements.  These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors.  The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Overview

Please find enclosed the unaudited Consolidated Balance Sheets as at September 30, 2004 and the unaudited Consolidated Statements of Loss and Deficit and the Consolidated Statements of Cash Flows for the three months and nine months ended September 30, 2004 and 2003 and the unaudited Notes to Interim Consolidated Financial Statements for Diversinet Corp.  In January 2003 we completed the acquisition of DSS Software Technologies (DSS) and in September 2003 we completed the acquisition of Caradas, Inc.  Both of these company’s results are included as of their acquisition date.

DSS is a systems integrator and consulting provider serving businesses in the Silicon Valley with skilled and professional software consultants.  DSS’s consultants work in information services and information technology departments for a wide variety of companies performing functions such as system administration, database administration, software development, web development, data conversion, ERP - CRM implementation, migrations, upgrades, integrations and developing interfaces.  DSS’s current technical expertise is focused on Oracle, CRM (Siebel), ERP, Java development and architecture.

Caradas focuses on smart card-based application security systems within the financial services industry, particularly as a vehicle for managing relationships between issuers and cardholders.  Caradas offers a suite of solutions and services to define and implement secure application infrastructures.  The Caradas Connexus™ Platform provides turnkey solutions for smart card-based application security systems  using a suite of Caradas developed and third-party technology components.  Additionally, Caradas provides professional services for the Connexus™ Platform.  The Caradas team has developed a methodology for implementing application security systems.  Caradas Labs™ provides benchmarking and evaluation of core technologies through the testing centre.

During 2003 the Company changed its measurement and reporting currency from Canadian dollars to United States dollars and changed its year end from October 31st to December 31st.  In addition, except where otherwise indicated, all financial information is presented in United States dollars.  As a result the comparative amounts are for the three and nine months ended September 30, 2003 as compared to the previously issued financial statements for the three and nine months ended July 31, 2003.

In January 2004, the Company received $2,000,000 in gross proceeds from a private placement with Lakefront Partners, LLC.  Additionally, James B. Wigdale, Jr. (founder of Lakefront) has agreed to join Diversinet’s advisory board and to become a strategic partner and business consultant to assist the Company over the next two years with its corporate development.

Operating Results

For the three months ended September 30, 2004, revenue was $1,730,000 compared to revenue of $2,606,000 for the quarter ended September 30, 2003.  Revenue for the nine months ending September 30, 2004 was $5,665,000 compared to $6,190,000 for 2003.  The lower revenue for the nine months was due primarily to a reduction in the DSS revenues of approximately $2 million, offset by an increase in revenues of $1.4 million through the acquisition of Caradas in September 2003.  During the first nine months of 2004 we recognized $310,000 from licensing compared to $224,000 for the comparable period in 2003.  With the acquisitions of DSS and Caradas, we continue to make progress in the US market; for the three months ended September 30 we derived 95% (99% for 2003) of our revenues from this marketplace.

Cost of sales for the three months ended September 30, 2004 was $1,092,000 (or gross margin of 37%) compared with $1,957,000 (or gross margin of 25%) for the quarter ended September 30, 2003.  Cost of sales for the nine months ended September 30, 2004 was $4,144,000 (or gross margin of 27%) compared with $4,878,000 (or gross margin of 21%) for the nine months ended September 30, 2003.  This represents the direct costs associated for completing the software solutions and consulting services revenue.  During the third quarter we adjusted our cost of sales accrual downwards by $135,000 to more accurately estimate the direct delivery costs associated with completing the software solutions and consulting services revenue.

During the second quarter of 2004, we eliminated a number of salaried positions within the Company and looked for innovative ways of reducing our overall operating expenditures.  This has translated into reduced third quarter costs of approximately $237,000.  We expect to see these cost savings continue in the coming quarters.

Research and development expenses decreased to $302,000 in the three months ended September 30, 2004 from $426,000 in the three months ended September 30, 2003.  During Q3 2004 the R&D team consisted of 13 people, compared to 18 for Q3 2003.  Research and development expenses increased to $944,000 in the nine months ended September 30, 2004 from $829,000 in the nine months ended September 30, 2003.  During the June 2003 quarter we received an $118,000 investment tax credit for Scientific Research and Experimental Development.  We increased our R&D costs for nine months due to the addition of Caradas in September 2003 and the recent addition of our Chief Security Officer.

Sales and marketing expenses were $412,000 in the third quarter of 2004 compared to $375,000 in the third quarter of 2003.  Sales and marketing expenses increased to $1,464,000 in the nine months ended September 30, 2004 from $1,274,000 in the nine months ended September 30, 2003.  The increase for the nine months is due in part to the addition of Caradas in September 2003.

General and administrative expenses were $395,000 for the third quarter of 2004 compared to $486,000 incurred during the similar period of 2003.  General and administrative expenses were $1,541,000 for the nine months ended September 30, 2004 compared to $1,535,000 incurred during the nine months ended September 30, 2003.  Foreign exchange losses were $nil for the three months compared to losses of $127,000 for the respective Q3 in 2003.

On January 1, 2004, the Company adopted CICA Handbook Section 3870, requiring the Company to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  For Q3 2004 we recorded $170,000 ($0-2003) for stock-based compensation expense.  For the nine months ended September 30, 2004 we recorded $505,000 ($0-2003).

Depreciation and amortization expense in the third quarter of 2004 was $192,000 up from $80,000 in the third quarter of 2003.  Depreciation and amortization expense for the nine months ended September 30, 2004 increased to $600,000 from $422,000 in the nine months ended September 30, 2003.  This increase is due to the addition of DSS and Caradas in the consolidated numbers and to the amortization of purchased technology and customers assets that were set up upon the acquisition of Caradas.  During 2003 we sublet part of our Toronto office space and sold the corresponding furniture and fixtures.  This reduced our furniture and fixtures asset base, and the depreciation thereon.

During the quarter we settled a dispute with a former shareholder of DSS and received 50,000 Diversinet common shares (with a fair value of $21,000) and the elimination of the promissory note payable of $150,000, which was recorded as ‘other’ in the statement of operations.

We reported a net loss of $660,000 for the three months ended September 30, 2004 compared to a net loss of $701,000 in the prior year’s third quarter.  The net loss for the nine months ended September 30, 2004 was $3,351,000 compared to $2,694,000 for the nine months ended September 30, 2003.  The increased net loss in the third quarter from 2003 to 2004 of $657,000 is partly attributable to the $177,000 increased depreciation and amortization from the Caradas acquisition, the expensing of $505,000 in stock-based compensation and is offset by the $171,000 gain from settlement of the promissory note and shares.

Liquidity and Capital Resources

Cash used in operating activities was $666,000 in the three months ended September 30, 2004.  Cash used during the quarter was comprised of the net loss of $660,000, less net depreciation and amortization of $192,000, stock-based compensation expense of $170,000 and other of $171,000.  Other non-cash working capital items include a decrease in accounts payable and accrued liabilities of $229,000, a decrease in receivables of $366,000, a decrease in deferred revenue of $337,000 and a decrease in prepaid expenses of $3,000.  Cash used in operating activities was $47,000 in the quarter ended September 30, 2003, attributable to the net loss of $701,000 less net depreciation and amortization of $80,000 and unrealized foreign exchange loss of $128,000.  Other non-cash working capital items include an increase in accounts payable and accrued liabilities of $65,000, a decrease in receivables of $207,000, an increase in deferred revenue of $83,000 and a decrease in prepaid expenses of $89,000.  The September 2003 balance sheet reflects the acquisition of Caradas in September 2003.

Cash used in operating activities was $2,839,000 in the nine months ended September 30, 2004.  Cash used during the period was comprised of the net loss of $3,351,000, less net depreciation and amortization of $600,000, stock-based compensation expense of $505,000 and other of $171,000.  Other non-cash working capital items include a decrease in accounts payable and accrued liabilities of $796,000 (including $225,000 paid to settle a legal fee dispute with Kaye Scholer, our former attorneys on the Silva Run Worldwide litigation and $135,000 from the contractor accrual reversal), a decrease in receivables of $483,000, a decrease in deferred revenue of $356,000 and a decrease in prepaid expenses of $248,000.  Cash used in operating activities was $58,000 in the nine months ended September 30, 2003, attributable to the net loss of $2,694,000 less net depreciation and amortization of $422,000 and unrealized foreign exchange loss of $167,000.  Other non-cash working capital items include a decrease in accounts payable and accrued liabilities of $122,000, a decrease in receivables of $1,795,000, an increase in deferred revenue of $91,000 and a decrease in prepaid expenses of $284,000.

Cash used in financing activities in the three months ended September 30, 2004, was $9,000, representing repayment of notes payable. Cash used in financing activities in the quarter ended September 30, 2003, was $13,000, consisting of an increase in notes payable and repayment of promissory notes payable from the acquisition of DSS of $12,000 and $25,000 respectively.

Cash provided by financing activities in the nine months ended September 30, 2004, was $1,867,000. In January 2004, the Company completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants.  The Company received gross proceeds of $2,000,000 in the transaction.  The warrants were comprised of 500,000 warrants exercisable at $2.00 and 600,000 at $2.05.  Each warrant entitles the holder thereof to acquire one common share for a period of three years.  Furthermore, the DSS promissory note in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payment of $50,000 in February 2004.  The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006.  Cash provided by financing activities in the nine months ended September 30, 2003 was $1,470,000 representing a reduction in notes payable from the acquisition of DSS of $925,000, a reduction in the promissory notes payable of $111,000, the repayment of the DSS bank indebtedness of $241,000 and the issuance of common shares of $2,760,000 attributable to the financing that we completed in June 2003 through the sale and issuance of 5,000,000 common shares at $0.62 for gross proceeds of $3,100,000.

Cash provided by investing activities in the three months ended September 30, 2004 was $483,000 and consisted of a decrease in short term investments of $499,000 and $16,000 attributable to capital asset additions. Cash provided by investing activities in the three months ended September 30, 2003 was $443,000.  Cash was provided by the maturity of a short-term investment in the amount of $669,000.  The Caradas acquisition, net of cash received, of $300,000 occurred in September 2003.  As well, the Company had net proceeds from the sale of assets relating to the sublease of part of our Toronto office space of $74,000.

Cash provided by investing activities in the nine months ended September 30, 2004 was $771,000 and consisted of a decrease in short term investments of $793,000, and $22,000 attributable to capital asset addition.  Cash used in investing activities in the nine months ended September 30, 2003 was $1,250,000 and consisted of an increase in short term investments of $818,000, the DSS acquisition, net of cash received, of $241,000, the Caradas acquisition, net of cash received, of $300,000 and $109,000 attributable to the net of capital asset additions and disposals.

We believe that our cash and cash equivalents and short term investments as at September 30, 2004 of $972,000 may be insufficient to meet our short-term working capital requirements for the remainder of the fiscal year.  We plan to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending September 30, 2004 including the two months ended December 31, 2003:

	Revenue for the period	Loss for the period	Basic and diluted loss per share
September, 2004	$ 1,730,000	$ 660,000	$0.05
June 30, 2004	1,748,000	1,347,000	0.11
March 31, 2004	2,187,000	1,343,000	0.11
December 31, 2003	1,455,000	784,000	0.14
September, 2003	2,606,000	701,00	0.07
June 30, 2003	1,778,000	1,042,000	0.28
March 31, 2003	1,806,000	952,000	0.30
December 31, 2002	276,634	663,686	0.21

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining the allowance for doubtful accounts, the useful lives of intangible assets, including customer assets and purchased technology, and goodwill impairment.  In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties; and, makes judgments, which in the opinion at that time, represent fair, balanced and appropriate conservative estimates and assumptions.

In the quarter ended September 30, 2004, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-3/A and Annual Report on Form 20-F filed with the SEC in the United States and filed on SEDAR in Canada.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  The projected cash flows for the company are based upon assumptions that include, amongst others, a revenue stream from wireless security and identity management solutions and the success of future external financing initiatives.  Should these projects be delayed then the present working capital would not be sufficient for the company to continue in the normal course of operations.

In recognition of these concerns, management has implemented and is also considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities.  It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient over the next twelve months.  We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During fiscal 2003, we incurred a portion of our expenses in U.S. dollars, but we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars.  Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  With the completion of our financings in June 2003 and January 2004, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars.  During fiscal 2003 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During the first quarter, the Silva Run Worldwide Ltd. lawsuit that was started in May 1996 was settled.  Furthermore the Company also settled the outstanding legal fee dispute with Kaye Scholer, our former attorneys on the Silva Run Worldwide Ltd. litigation.  During the second quarter, we settled a former employee lawsuit that was started in January 2004.  During the third quarter, we settled two former employee lawsuits that were started in July 2003.